Exhibit 99.1

David Eatwell to Retire as Chief Financial Officer of Genmab

Company Announcement

•	David Eatwell has decided to retire on February 29, 2020
•	Anthony Pagano, Senior Vice President Finance and Corporate Development will be promoted to Executive Vice President and CFO, effective March 1, 2020
•	Genmab will assume a search for a Chief Operating Officer

Copenhagen, Denmark; October 30, 2019 –  Genmab A/S (Nasdaq: GMAB) announced today that David Eatwell, Executive Vice President and Chief Financial Officer, has decided to retire on February 29, 2020 after a distinguished 11-year career with the company. David joined Genmab as CFO in 2008 and will remain at the company until the end of February to ensure a smooth transition of his responsibilities. Anthony Pagano, currently Genmab’s Senior Vice President Finance and Corporate Development, will be appointed Executive Vice President and Chief Financial Officer effective March 1, 2020 and assume David’s finance responsibilities. In addition, Genmab will initiate a search to add a fourth executive position for an Executive Vice President and Chief Operating Officer, who will oversee the Commercial, Business Development and Information Technology functions.

“David has been instrumental in helping build Genmab into the antibody innovation powerhouse that it is today,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “With David’s leadership and financial stewardship, we were able to weather some challenging years and enter transformative collaboration agreements with Janssen, GSK and Novartis. On behalf of the Genmab team, I wish David and his family the very best for the future.”

Anthony Pagano, Senior Vice President Finance and Corporate Development, joined Genmab in 2007 and was appointed Senior Vice President in 2011. He is a Certified Public Accountant and received a B.S. in Accounting from The College of New Jersey, as well as an M.B.A. from the Stern School of Business at New York University.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 52
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

David Eatwell to Retire as Chief Financial Officer of Genmab

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®;  HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®;  HexElect®; and UniBody®.  Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 52
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122